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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Common Stock, Par Value $0.01 Per Share

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENCORE MEDICAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

29256E109

(Cusip Number)

TC Group, L.L.C.
c/o The Carlyle Group
1001 Pennsylvania Avenue, NW, Suite 220 South
Washington, D.C. 20004-2505
Attn: Jeffrey W. Ferguson
Phone: 202-729-5626
with a copy to:
Latham & Watkins
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004
Attn: Daniel T. Lennon
Phone: 202-637-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: TCG Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 54-1686011

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: TC Group, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 54-1686957

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: Carlyle Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 51-0357731

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle SBC Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 51-0369721

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: State Board of Administration of Florida		I.R.S. Identification Nos. of above persons (entities only): 52-2038314

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Instrumentality of the State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: Carlyle Investment Group, L.P.		I.R.S. Identification Nos. of above persons (entities only): 51-0357730

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle International Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 98-0153707

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle International Partners III, L.P.		I.R.S. Identification Nos. of above persons (entities only): 98-0153592

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: C/S International Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 98-0160490

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle- EMPI Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 51-0393071

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle- EMPI International Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 98-0216474

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle High Yield Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-2175223

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Carlyle- EMPI Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 51-0393070

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: TCG High Yield, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 52-2175223

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: TCG High Yield Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 51-0391278

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: Carlyle Investment Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 52-1988385

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: TC Group II, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 54-1686957

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.

1.	Name of Reporting Person: MPI Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 52-2187753

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,000,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 8,000,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.001 per share (the “ Common Stock ”), of Encore Medical Corporation, a Delaware corporation (“ Encore ”), which has its principal executive offices at 9800 Metric Blvd., Austin, Texas 78758.

Item 2. Identity and Background.

     (a) – (c), (f). This statement is being filed jointly by: (i) TCG Holdings, L.L.C., a Delaware limited liability company (“ TCG Holdings ”); (ii) TC Group, L.L.C., a Delaware limited liability company (“ TC Group ”); (iii) Carlyle Partners II, L.P., a Delaware limited partnership (“ CPII ”); (iv) Carlyle SBC Partners II, L.P., a Delaware limited partnership (“ CSBC ”); (v) State Board of Administration of Florida, Instrumentality of the State of Florida (“ SBAF ”); (vi) Carlyle Investment Group, L.P., a Delaware limited partnership (“ CIG ”); (vii) Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership (“ CIPII ”); (viii) Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership (“ CIPIII ”); (ix) C/S International Partners, a Cayman Islands partnership (“ C/S ”); (x) Carlyle-EMPI Partners, L.P., a Delaware limited partnership (“ Carlyle-EMPI Partners LP ”); (xi) Carlyle-EMPI International Partners, L.P., a Cayman Islands exempted limited partnership (“ Carlyle-EMPI International Partners LP ”); (xii) Carlyle High Yield Partners, L.P., a Delaware limited partnership (“ CHYP ”); (xiii) Carlyle-EMPI Partners II, L.P., a Delaware limited partnership (“ Carlyle-EMPI Partners II LP ”); (xiv) TCG High Yield, L.L.C., a Delaware limited liability company (“ TCG High Yield ”); (xv) TCG High Yield Holdings, L.L.C., a Delaware limited liability company (“ TCG High Yield Holdings ”); (xvi) Carlyle Investment Management, L.L.C., a Delaware limited liability company (“ CIM ”); (xvii) TC Group II, L.L.C., a Delaware limited liability company (“ TC Group II ”); and (xviii) MPI Holdings, L.L.C., a Delaware limited liability company (“ MPI Holdings ” and, together with TCG Holdings, TC Group, CPII, CSBC, SBAF, CIG, CIPII, CIPIII, C/S, Carlyle-EMPI Partners LP, Carlyle-EMPI International Partners LP, CHYP, Carlyle-EMPI Partners II LP, TCG High Yield, TCG High Yield Holdings, CIM, and TC Group II, the “ Reporting Persons ”).

     Pursuant to an Agreement and Plan of Merger (the “ Merger Agreement ”), dated as of August 8, 2004, by and among Encore, Encore Medical Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Encore (“ Merger Sub ”), Empi, Inc., a Minnesota corporation (“ Empi ”), MPI Holdings, GE Capital Equity Investments, Inc., a Delaware corporation (“ GE Capital ”), Patrick D. Spangler and H. Philip Vierling, Encore acquired Empi through a merger of Merger Sub with and into Empi (the “ Merger ”). The Merger Agreement is included as Exhibit 2.1 to Encore’s Form 8-K, filed on October 8, 2004, and incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

     On October 4, 2004, pursuant to the Merger Agreement, MPI Holdings, the other former shareholders of Empi and certain option holders of Empi received 8,000,000 shares of Common Stock of Encore in the aggregate as consideration in the Merger. All of these shares of Common Stock are currently held in escrow (the “ Escrowed Shares ”) pursuant to an Indemnification Escrow Agreement, dated as of October 4, 2004 (the “ Escrow Agreement ”), by and among Encore, MPI Holdings and JPMorgan Chase Bank (the “ Escrow Agent ”). In connection with the Merger, the Escrowed Shares were delivered to the Escrow Agent pursuant to the Escrow Agreement as security for the indemnification obligations in favor of Encore under the Merger Agreement and to provide security for the payment of a post-closing working capital adjustment under certain circumstances as described in Article I of the Merger Agreement. During the term of the Escrow Agreement, MPI Holdings has the right to remove any Escrowed Shares from escrow and replace each such removed Escrowed Share with cash in an amount equal to $4.704 for such share. The Escrow Agreement further provides that MPI Holdings shall have the right to vote the Escrowed Shares in connection with actions taken by Encore that require a stockholder vote or written consent. Promptly following October 4, 2005, the Escrow Agent shall disburse the Escrowed Shares plus any cash or other property then held in escrow, less the aggregate amount of all unresolved claims for indemnification asserted by Encore prior to October 4, 2005, to MPI Holdings, the other former shareholders of Empi and certain option holders of Empi pro rata in accordance with their respective percentage share of the merger consideration under the Merger Agreement as specified in the Escrow Agreement. In the event no distributions of Escrowed Shares or other property are made to Encore under the Escrow Agreement and Escrowed Shares are not replaced with cash by MPI Holdings as described above, MPI Holdings would be entitled to receive 6,399,200 Escrowed Shares out of escrow under the Escrow Agreement. Pursuant to the Escrow Agreement, the Escrowed Shares are owned of record by the Escrow Agent. The Escrow Agreement is attached hereto as Exhibit B and any description of thereof is qualified in its entirety by reference thereto.

     As a result of MPI Holdings right to vote all the Escrowed Shares pursuant to the Escrow Agreement, MPI Holdings may be deemed to beneficially own 8,000,000 shares of Common Stock. The following entities (the “ MPI Holdings Members ”) are the managing members of MPI Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by MPI Holdings: CPII, CSBC, SBAF, CIG, CIPII, CIPIII, C/S, Carlyle-EMPI Partners LP, Carlyle-EMPI International Partners LP, CHYP and Carlyle-EMPI Partners II LP. TCG Holdings, as the sole managing member of TC Group, and TC Group, through its capacity as the sole general partner of certain of the Reporting Persons or through its wholly-owned subsidiary TC Group II, exercise investment discretion and control over the shares of Common Stock beneficially owned by MPI Holdings. Specifically, TC Group is the sole general partner of CIG, Carlyle-EMPI Partners LP, Carlyle-EMPI International Partners LP and Carlyle-EMPI Partners II LP and is the sole managing member of TCG High Yield Holdings and CIM. TC Group II is the sole general partner of CPII, CSBC, CIPII, CIPIII and C/S. TCG High Yield is the sole general partner of CHYP. TCG High Yield Holdings is the sole managing member of TCG High Yield. CIM acts as investment advisor and manager with authority and responsibility to invest certain assets on behalf of SBAF.

     Accordingly, (i) TC Group II may be deemed to be a beneficial owner of shares of Common Stock owned beneficially by CPII, CSBC, CIPII, CIPIII and C/S, (ii) TCG High Yield and TCG High Yield Holdings each may be deemed to be a beneficial owner of shares of Common Stock owned beneficially by CHYP, (iii) CIM may be deemed to be a beneficial owner of shares of Common Stock owned beneficially by SBAF and (iv) TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned beneficially by each of the Reporting Persons.

     William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein are managing members (the “ TCG Holdings Managing Members ”) of TCG Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of these TCG Holdings Managing Members is a citizen and resident of the United States.

     Tamatsu Adachi, Daniel F. Akerson, Leslie L. Armitage, James A. Attwood, Jr., James A. Baker, III, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Daniel Cummings, Robert W. Dahl, Daniel A. D’Aniello, Richard G. Darman, Christopher Finn, Louis V. Gerstner, Jr., Robert E. Grady, John F. Harris, Allan M. Holt, Anthony Jansz, William Kennard, Michael B. Kim, Gregory S. Ledford, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Eric Sasson, Robert G. Stuckey, Wayne Tsou, Claudius E. Watts, IV, Xiang-Dong Yang, Glenn A. Youngkin, Gregory M. Zeluck and Michael J. Zupon are executive officers and/or members of TCG Holdings (the “ Carlyle Officers ”). Each of the Carlyle Officers is a citizen and resident of the United States, except Tamatsu Adachi, who is a citizen of Japan, Anthony Jansz, who is a citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Eric Sasson, who is a citizen of France.

     The Reporting Persons are principally engaged in the business of investing in securities. The address of the principal business and principal office of TCG Holdings, TC Group, CPII, CSBC, SBAF, CIG, Carlyle-EMPI Partners LP, Carlyle-EMPI Partners II LP, CIM, TC Group II, the TCG Holdings Managing Members, the Carlyle Officers and MPI Holdings is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. The principal business and principal office address of CHYP, TCG High Yield and TCG High Yield Holdings is c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022. The principal business and principal office address of CIPII, CIPIII, C/S and Carlyle-EMPI International Partners LP is c/o Coutts & Co., P.O. Box 707, West Bay Road, Cayman Islands, British West Indies.

     (d) – (e). To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As consideration in the Merger, MPI Holdings, the other former shareholders of Empi and certain option holders of Empi received cash and shares of Common Stock of Encore.

Item 4. Purpose of Transaction.

     The response to Item 2 and Item 6 are incorporated herein by reference.

     Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. All securities that may be deemed to be beneficially owned by the Reporting Persons are held by the Reporting Persons for investment purposes. Each Reporting Person may acquire from time to time additional securities (including shares of Common Stock) of Encore in the open market or in privately negotiated transactions, by exchange offer or otherwise. Subject to the terms of the Lock-Up Agreement (attached hereto as Exhibit D), each Reporting Person may, from time to time, retain or sell all or a portion of its securities of Encore in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution of some or all of the securities to their partners or members, as applicable. Any actions that any Reporting Person might undertake will be dependent upon such person’s review of numerous factors, including, among other things, the availability of securities of Encore (including Common Stock) for purchase and the price levels of such shares, trading prices of Encore’s Common Stock, general market and economic conditions, ongoing evaluation of Encore’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of management and the Board of Directors of Encore and other future developments.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of MPI Holdings right to vote all the Escrowed Shares pursuant to the Escrow Agreement, the Reporting Persons may be deemed to beneficially own 8,000,000 shares of Common Stock, representing approximately 15.73% of the outstanding Common Stock (percentage based on the denominator off 50,847,000 shares of Common Stock, which includes, (i) 42,847,000 shares of Common Stock outstanding as of July 3, 2004, as reported in Encore’s Form 8-K filed on September 16, 2004 and

(ii) 8,000,000 shares of Common Stock issued in the Merger). See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

     (c) The Reporting Persons have not engaged in any transactions in any shares of Common Stock of Encore during the past sixty days, other than the acquisition of shares of Common Stock in the Merger reported herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     The response to Item 2 and Item 3 and Exhibits B, C and D are incorporated herein by reference.

     In connection with the consummation of the Merger, on October 4, 2004, Encore, MPI Holdings, GE Capital, Patrick D. Spangler and H. Philip Vierling entered into an Investors Rights Agreement (the “ Investor Agreement ”). In accordance with the terms of the Investor Agreement, the parties agreed, among other things, until such time that MPI Holdings and its affiliates no longer collectively own any of the voting securities of Encore, MPI Holdings shall have certain rights in order to comply with applicable venture capital operating company regulations, including: (i) the right to consult with Encore’s management regarding operating and financial matters; (ii) the right to examine the books and records of Encore; and (iii) the right to visit and inspect Encore’s properties. In addition, the parties agreed that until such time that MPI Holdings and its affiliates no longer collectively own at least 5% of the outstanding voting securities of Encore, MPI Holdings shall have the right to designate a representative to attend and observe meetings of the Board of Directors of Encore in a nonvoting capacity. In addition, the Investor Agreement provides (i) that Encore shall promptly file a registration statement on Form S-3 under the Securities Act of 1933, as amended, to cover resales of Escrowed Shares held by the former shareholders of Empi and certain option holders of Empi, (ii) that MPI Holdings shall have the right to have such shares sold pursuant to no more than three underwritten offerings and (iii) that such holders of Common Stock may include their shares, subject to certain limitations, in registrations of Common Stock by Encore (collectively, “ Registrations ”). The Investor Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

     In connection with the consummation of the Merger, on October 4, 2004, Encore entered into a Lock-Up Agreement with MPI Holdings (the “ Lock-Up Agreement ”). Among other things, the Lock-Up Agreement provides that until October 4, 2005, or except under certain limited circumstances, the shares of Encore Common Stock received by MPI Holdings as consideration in the Merger will not, without Encore’s prior written consent, be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of if, after giving effect to such disposition, the aggregate number of shares of Encore Common Stock transferred exceeds (i) during the first six month period, zero shares and (ii) during the second six month period, fifty percent of the shares of Encore Common Stock entitled to be received by MPI Holdings as consideration in the Merger. Notwithstanding the foregoing, the transfer restrictions in the Lock-

Up Agreement will not apply to Registrations made pursuant to the Investor Agreement. The Lock-Up Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated October 14, 2004.

Exhibit B:	Indemnification Escrow Agreement dated as of October 4, 2004 among Encore, MPI Holdings and JPMorgan Chase Bank.

Exhibit C:	Investors Rights Agreement dated as of October 4, 2004 among Encore, MPI Holdings, GE Capital, Patrick D. Spangler and H. Philip Vierling.

Exhibit D:	Lock-Up Agreement dated as of October 4, 2004 between Encore and MPI Holdings.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

TC GROUP, L.L.C.

	By:	TCG Holdings, L.L.C., its Managing Member

	By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE PARTNERS II, L.P.

	By:	TC Group II, L.L.C., its General Partner

	By:	TC Group, L.L.C., its Managing Member

	By:	TCG Holdings, L.L.C., its Managing Member

	By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE SBC PARTNERS II, L.P.

	By:	TC Group II, L.L.C., its General Partner

	By:	TC Group, L.L.C., its General Partner

	By:	TCG Holdings, L.L.C., its Managing Member

	By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

STATE BOARD OF ADMINISTRATION OF FLORIDA

separate account maintained pursuant to an Investment Management Agreement dated as of September 6, 1996 between the State Board of Administration of Florida, Carlyle Investment Group, L.P. and Carlyle Investment Management, L.L.C.

By:	Carlyle Investment Management, L.L.C., as Investment Manager

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE INVESTMENT GROUP, L.P.

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE INTERNATIONAL PARTNERS II, L.P.

By:	TC Group II, L.L.C., its General Partner

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE INTERNATIONAL PARTNERS III, L.P.

By:	TC Group II, L.L.C., its General Partner

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

C/S INTERNATIONAL PARTNERS

By:	TC Group II, L.L.C., its General Partner

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE-EMPI PARTNERS, L.P.

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE-EMPI INTERNATIONAL PARTNERS, L.P.

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE HIGH YIELD PARTNERS, L.P.

By:	TCG High Yield, L.L.C., its General Partner

By:	TCG High Yield Holdings, L.L.C., its Managing Member

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE-EMPI PARTNERS II, L.P.

By:	TC Group, L.L.C., its General Partner

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

TCG HIGH YIELD, L.L.C.

By:	TCG High Yield Holdings, L.L.C., its Managing Member

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

TCG HIGH YIELD HOLDINGS, L.L.C.

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

TC GROUP II, L.L.C.

By:	TC Group, L.L.C., its Managing Member

By:	TCG Holdings, L.L.C., its Managing Member

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director

MPI HOLDINGS, L.L.C.

By:	/s/ Daniel A. D’Aniello

Daniel A. D’Aniello, Managing Director